Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Escalon Medical Corp. on Form S-3 (Nos. 333-157174, 333-44513, and 333-114332) and Form S-8 (Nos. 33-54994, 33-80162, 333-31138, 333-54980, and 333-83392) of our report dated September 28, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Escalon Medical Corp. as of June 30, 2022 and for the year ended June 30, 2022 appearing in the Annual Report on Form 10-K of Escalon Medical Corp. for the year ended June 30, 2023. We resigned as auditors on September 1, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our resignation.

/s/ Friedman LLP

Friedman LLP
Marlton, New Jersey
October 13, 2023